806919

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026429

REGISTRANT'S NAME Cabo Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 1 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1401 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 1-17-02

#82-1401

AR/S
6-30-01

CABO MINING CORP.

ANNUAL REPORT 2001

• 502-595 Howe Street, Vancouver, B.C. V6C 2T5 • Telephone (604) 681-8899 •
web site: www.cabo.ca **e-mail**: cabo@cabo.ca

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REPORT TO SHAREHOLDERS

For the past twelve months, the Company has been diligently working to reorganize its affairs by disengaging itself from an earlier plan to establish itself in the Latin American telecommunications and internet service industry. In March, 2001, the Company announced it would no longer continue in the telecommunications and internet services sectors, a corporate diversification that was deemed by the Canadian Venture Exchange (the "Exchange") to be a change of business. Instead, the primary focus of the Company would return to mineral exploration and development of the Cobalt, Ontario mineral property. This announcement acknowledged that uncertainty with respect to the Company's ability to meet Canadian Venture Exchange (the "Exchange") change of business regulations, meant the Company could not raise further capital for its telecommunications and internet service business.

Settlement Agreements and shares for Debt Settlement Agreements have been concluded and approved by Cabo Mining Corp. ("Cabo" or the "Company") Board of Directors and Shareholders, which transactions, together with Termination and Mutual Release Agreements, complete the Company's efforts to remove itself from the Latin America telecommunications services industry. The Company has also exchanged and added some claims to its Cobalt, Ontario mineral exploration property. These events, along with offers of new exploration and working capital financings, sees the Company with a single focus on mineral exploration in Canada as it is requesting a resumption of trading on the Canadian Venture Exchange ("CDNX").

As part of the its reorganization, the Company is pleased to announce the CDNX has conditionally accepted proposed transactions whereby the Company agrees, subject to regulatory approval, to settle $2,726,843 of loans and trade payables for 18,178,954 shares of the Company at $0.15 per share. Debt Settlement Agreements are in place with twenty-four parties to settle debts comprised of $2,495,910 of private placements cancelled by agreement and converted to loans, and $230,933 in trade payables. Shareholder approval for the issuance of shares by the Company under these agreements was granted at an Extraordinary Meeting of the Shareholders held in Vancouver, B.C., July 13, 2001. There will not be a change of control of the Company resulting from the issuance of these shares. Final CDNX acceptance of the proposed transactions is pending.

A further $825,000 of private placements with four (4) placees have been cancelled and exchanged for telecommunication equipment and a 2% interest in a Brazilian telecom industry company, which equipment and 2% interest were acquired by the Company under terms of Termination and Mutual Release Agreements between the Company, the Shareholders of Digital Network Services, Inc. and Digital Network Services, Inc. and between Digital Network Services, Inc. and Ronam Telecom Ltda. of Sao Paulo, Brazil.

The parties to the Debt Settlement Agreements further agreed to amend these agreements September 5, 2001, by accepting a pooling provision restricting the issuance of their shares to equal quarterly releases commencing the later of four months from the closing of the public financing or the resumption in trading of the Company's shares. This amendment was sought by the Company in response to a conditional offer from Canaccord Capital Corporation of a

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$495,000 "commercially reasonable efforts" financing received August 10, 2001, by the Company. The proposed financing contemplates 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 per unit, with each unit consisting of one (1) share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two (2) years. The placement is subject to acceptance by the CDNX of the Company's application for a resumption of trading in the Company's shares on the facility of the Exchange.

These events were preceded by termination of a sponsor agreement between the Company and Global Securities Corporation and by a finders fee agreement with Mr. Michael Rahtjen, with respect to $2,105,100 of funds received by the Company, initially as private placements and then converted to the loans referred to above. The finders fee agreement valued at $137,755, is payable by the issuance of 918,367 shares and is subject to CDNX acceptance of the Debt Settlement Agreements.

The Company is also in the process of finalizing a six-party, non-brokered private placement to provide the Company with $190,000 of exploration and working capital financing. This placement, which is subject to CDNX approval and a resumption of trading in the Company's shares, will be done at $0.15 per unit. Each unit will be comprised of one (1) share and one (1) warrant allowing the holder to purchase an additional share within two (2) years at $0.15 per share in the first year and at $0.18 per share in the second year.

With these transactions in place, the Company will be in a position to continue its mineral exploration project in Cobalt, Ontario that is adjacent to the recent microchip diamond discovery announced by Prairie C in June 2001. This discovery is significant in that it confirms a diamond occurrence in a lamprophyric environment on the border between the Company's claims and the Prairie C ground, adding a new dimension to the search for diamonds in Ontario. The Company intends to pursue this opportunity as vigorously as possible with an aggressive exploration program.

A further addendum to one of the Cobalt, Ontario mineral property option agreements was made effective September 5th 2001, between the Company, Branchwater Resources Ltd. and Outcrop Explorations Ltd. whereby the Company has handed over its interest in the nine (9) patented claim, 320 acre, Teledyne property and acquired, under terms of the option, 400 additional acres, covered by eight (8) staked claims. The Company also retains a one percent (1%) net smelter return (NSR) royalty interest in the Teledyne property.

An $80,000 drilling contract with Frontier Exploration Drilling for 1500 meters of diamond drilling on the Company's Cobalt Property has been approved by the Board of Directors and should commence upon completion of the above mentioned financings.

Quoting the Summary in the July 2001 "Report on the Cobalt Area Exploration Project, Northeastern Ontario" written for the Company by David J.T. Douville, QP of D.J. Consultants, (the "Geology Report"):

The Cobalt Project encompasses a large land position approximately 20,000 acres in Canada's most famous "silver" mining camp. Traditionally, this area is known as the "Silver Capital of

Canada". Since the early 1900's Cobalt has seen dozens of small mines come and go. Production figures include – 450 million ozs. of silver (12.8 billion grams), 24.8 million lbs. of cobalt (11.2 million kgs.), 3.2 million lbs. of copper (1.45 million kgs,), 3.1 million lbs. of nickel (1.41 million kgs.), and 1.2 million lbs. of lead (0.5 million kgs.).

Most of this production was mined from small vein hosted deposits intimately associated with a rock structure known as the Nipissing Diabase sill. This sill intrudes all of the three main rock types in the area – Archean aged metavolcanics (Keewatin volcanics), granitic rocks (Lorrain granite) and Huronian aged metasediments (Gowganda Formation). The Keewatin rocks form a major greenstone belt in the Cobalt Area. The primary targets of Cabo's Cobalt Project have been the greenstone belt to investigate for base metals (Zn, Cu, Pb) in Volcanogenic Massive Sulphide deposits ("VMS") and the traditional silver(Ag) / cobalt(Co) mineralization along the Nipissing Diabase sill. The Timmins, Kirkland Lake and Noranda base metal – gold camps all lie within similar geological settings a short distance from Cobalt, Ontario. Recently, the targets have been expanded to include potential diamonds in kimberlite and lamprophyre intrusions as a result of the discovery of diamonds in xenolith bearing lamprophyre dykes on an adjoining claim in the Pan Lake Area (60 metres north of the Cabo claim boundary) and the documentation of diamond bearing kimberlite pipes in Bucke Township and the New Liskeard area.

The Cabo Cobalt Properties include prospects that have been explored by at least 18 shafts, 4 adits, 1 decline (686 m) and many hundreds of pits and trenches. All of these old workings were in search of Ag /Co deposits.

Cabo has carried out a regional scale evaluation program covering most of the Cobalt Property and detailed work over four selected target areas. The regional work has included an airborne geophysical survey covering 70% of the Cobalt Project, reconnaissance soil and alluvial sampling over 25% of the Cabo claims as well as cursory examination of 80% of the known mineral prospects. Detailed work has included control grids, ground geophysical surveys, geological mapping and prospecting in four areas – *New Lake, Pan Lake /Anderson Lake, Lang Caswell and North Cobalt.* Stripping programs were carried out in two areas – the *Lang-Caswell* for Ag/Co mineralization and the *Pan Lake* area for Base Metals, Ag/Co and diamond bearing lamprophyre.

Thirteen drill holes have been completed by Cabo on seven targets (two Ag/Co and three base metal). Five of these targets were selected by means of historical records, government information and limited field examination. The other two were defined by detailed field work. Four base metal targets remain to be drill tested along with two Ag/Co vein systems.

The target with the highest priority at this time is the Pan Lake lamprophyre zone. Mapping, prospecting and limited mechanical stripping has outlined a 200 metre wide structure that contains extensive xenolith bearing lamprophyre dykes. This zone of dykes trends northeastward through the south side of Pan Lake. It has been traced in outcrop for in excess of 1200 metres on the Cabo Cobalt Property. A 22.2 kg. sample of similar dyke material collected from an exposure located 60 metres north of the Cabo property and along the northeast structure was recently found to contain 3 micro-diamonds. Heavy mineral processing of till samples collected in the Pan Lake area has detected a cluster of samples containing elevated numbers of Kimberlite

Indicator Minerals (KIM's). This area is located nearly 25 kilometres from the nearest documented kimberlite. Additional till sampling, along with detailed chemical analysis of the KIM's in association with detailed interpretation of existing airborne geophysical data may assist in locating the source.

A complete copy of the Company's Geology Report can be found on it's web site, www.cabo.ca.

During the past few months, Mr. Paul A. Dumas resigned as a director of the Company and Mr. D. Alex Caldwell was appointed as the Company's Corporate Secretary. Management also whole heartedly recommends Mr. Seymour Sears as a new nominee for director of the Company. Mr. Sears has been the consulting geologist with respect to the Company's Cobalt, Ontario Property for the past two years.

The reorganization of the Company has been extremely difficult and time consuming; however, it is almost accomplished, apart from a resumption of trading and completion of the above mentioned financings. Without the support of the Company's Shareholders, suppliers, creditors, mineral property owners and consultants during the past year, the Company could not have survived. This support is very much appreciated.

Management believes that, with the Exchange's timely approval of the debt settlement transactions, resumption of trading and financings, your Company can push forward with its project in Cobalt, Ontario and realize its goal of establishing itself as a Canadian mineral exploration company in good standing.

ON BEHALF OF THE BOARD

John A. Versfelt
President & CEO

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CABO MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Cabo Mining Corp. (the "Company"), will be held in the Boardroom at Pacific Corporate Trust Company, 10th Floor-625 Howe Street, Vancouver, BC., on Friday, the 14th day of December, 2001, at 11:00 a.m., Vancouver time, for the following purposes:

1. To receive the Financial Statements of the Company for the year ending June 30, 2001 and the Report of the Auditor thereon;
2. To appoint the Auditor for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;
3. To fix the number of Directors at four (4);
4. To elect Directors for the ensuing year;
5. To consider and, if thought fit, to approve an ordinary resolution to give a general authority to the directors to grant to the directors, senior officers, employees and other insiders (collectively the "Optionees") of the Company, until the next Annual General Meeting of the Company, incentive stock options to purchase shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction and that no further resolution or approval by the members shall be required for the implementation thereof prior to the exercise of all or any part of such options by the Optionees;
6. To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company; and,
7. To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

Accompanying this Notice are the President's Report to Shareholders, the Financial Statements made up to June 30, 2001, together with the Report of the Auditor thereon, an Information Circular, an Instrument of Proxy, and a Supplemental Mailing List Form.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 9th day of November, 2001.

BY ORDER OF THE BOARD

President & CEO

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CABO MINING CORP
(the "Company")
#502 - 595 Howe Street
Vancouver, B.C.
V6C 2T5
Tel: (604) 681-8899
Fax: (604) 681-0870
E-mail: cabo@cabo.ca

INFORMATION CIRCULAR

As at November 9, 2001
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cabo Mining Corp. (the "Company") for use at the Annual General Meeting (the "Meeting") of the members ("Registered Shareholders") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) (is/are) printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered

Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated June 30, 2001 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At November 9, 2001, the Company has 15,756,770 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Registered Shareholders is two persons present in person or by proxy holding at least 5% of the issued shares of the Company.

November 9, 2001 has been determined as the record date as of which Registered Shareholders are entitled to receive notice of and attend and vote at the Meeting. Registered Shareholders desiring to be represented by Proxy at the Meeting must, to entitle the person duly appointed by the Proxy to attend and vote thereat, deposit their Proxies at the place and within the time set forth in the Notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at November 9, 2001, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting or until their successors in office are duly elected. The Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management of the Company will be voted for the Nominees listed in this Circular. THE MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the name of the persons to be nominees for election as directors, the positions and offices which they hold with the Company, their respective principal occupations or employment, the period during which they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of the accompanying Notice of Meeting.

Name of Nominee and Present Position with the Company	Principal Occupation	Director Since	Shares Owned
JULIO C. BENEDETTI[1] Director Panama	President, Transworld Exploration S.A. & Director, Adrian Resources Ltd.	September 1995	453,639
DAVID R. ROBINSON[1] Director Calgary, Alberta, Canada	President & CEO, Tracer Petroleum Corp. & President, Corona Ventures Group	March 1997	50,400

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SEYMOUR M. SEARS Nominee Wawa, Ontario Canada	President, Sears, Barry & Associates Geological Consultants	Nominee	63,800[2]
JOHN A. VERSFELT[1] President, CEO & Director Maple Ridge, B.C. Canada	President, American Resource Management Consultants Inc.	January 1992	1,253,382[3]

(1) Member of the Audit Committee
(2) 5,000 shares are held directly by Mr. Sears; 12,133 shares are held by Sears, Barry & Associates, a company controlled by Mr. Sears and his wife, Joan Barry; and 46,667 shares are held by Joan Barry and controlled by Mr. Sears.
(3) 262,150 shares are held directly by Mr. Versfelt; 583,567 shares are held by American Resource Management Consultants Inc., a company controlled by Mr. Versfelt and his wife Jackie D. Versfelt; and 407,665 shares are controlled by Mr. Versfelt for other parties.

The information as to shares beneficially owned has been furnished by the respective nominees, individually. Each of the proposed nominees has held the principal occupation or employment indicated during the past five (5) years.

Advance notice of the Meeting and Record Date was published in The Globe and Mail newspaper on October 22, 2001 in accordance with Section 135(4) of the Yukon Business Corporations Act. No nominations for directors have been received from the Members of the Company.

REMUNERATION OF MANAGEMENT/EXECUTIVE COMPENSATION

The Company has two executive officers. Compensation for the Executive Officers is as follows:

(a) **Summary Compensation Table**

Compensation **Annual Compensation** **All Other**

Name	Fiscal Year	Salary	Bonus	Other Annual Compensation	All Other
D. Alex Caldwell Secretary	2001	0	0	0	Nil
John A. Versfelt (1) President & CEO	2001	0	0	0	$193,074

(1) The Company retains American Resource Management Consultants Inc. to provide its office as the corporate registered and records office, to provide accounting, paralegal and secretarial services, and to provide other general management and administrative services, which include office rent, telephone, fax, office services and supplies. For the year ended June 30, 2001, American Resource Management Consultants Inc. invoiced the Company $193,074 for its services and costs. John A. Versfelt, the President and Chief Executive Officer and a director of the Company, controls American Resource Management Consultants Inc.

(b) **Option Grants during the Most Recently Completed Financial Year**

The following options were granted by the Company to the Executive Officers during the year ended June 30, 2000.

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Securities Underlying Options on the Date of Grant	Expiration Date
John A. Versfelt	300,000	100%	$1.00	$0.90	May 6/04

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(c) **Aggregated Options Exercised during the Most Recently Completed Financial Year and Financial Year-End Option Values**

The following options were exercised by the Executive Officers during the fiscal year ended June 30, 2001:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Option at Fiscal Year End
John A. Versfelt	10,000	$0.00	390,000

OPTIONS TO PURCHASE SECURITIES

Management proposes a resolution giving a general authority to the directors to grant to the directors, senior officers, employees and other insiders (collectively the "Optionees") of the Company, until the next Annual General Meeting of the Company, incentive stock options to purchase shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction and that no further resolution or approval by the members shall be required for the implementation thereof prior to the exercise of all or any part of such options by the Optionees.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is no indebtedness to the Company by the directors, proposed directors or executive officers for the purchase of shares of the Company, or otherwise.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed in this Circular, none of the directors or senior officers of the Company, no nominee for election as a director of the Company, no Member holding in excess of 10% of the voting rights attached to all equity shares of the Company, and no associate or affiliate of such persons, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company, except for the following:

(a) In August 2000, American Resource Management Consultants Inc. (a company controlled by John A. Versfelt, President and CEO of the Company) was granted a stock option for 300,000 shares at $1.00 per share exercisable to May 6, 2004.

(b) Subsequent to the year end, American Resource Management Consultants Inc. (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Debt Settlement Agreement with respect to financing provided to the Company and has agreed to accept 3,405,400 common shares of the Company at a deemed price of $0.15 per share in full satisfaction of $510,810 of Company indebtedness. The Debt Settlement Agreement is pending and subject to acceptance by the Canadian Venture Exchange.

(c) Subsequent to the year end, American Resource Management Consultants Inc. (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Debt Settlement Agreement with respect to services provided to the Company and has agreed to accept 499,834 common shares of the Company at a deemed price of $0.15 per share in full satisfaction of $74,975 of Company indebtedness. The Debt Settlement Agreement is pending and subject to acceptance by the Canadian Venture Exchange.

(d) Subsequent to the year end, Sears, Barry and Associates, (a company controlled by Seymour M. Sears, nominee for Director of the Company and his wife Joan Barry) entered into a Debt Settlement Agreement with respect to services provided to the Company and has agreed to accept 335,588 common shares of the Company at a deemed price of $0.15 per share in full satisfaction of $50,338 of Company indebtedness. The Debt Settlement Agreement is pending and subject to acceptance by the Canadian Venture Exchange.

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APPOINTMENT OF AUDITOR

The Company's present Auditor, Morgan and Company, Chartered Accountants, has been the Company's auditor since August 25, 1993. Management of the Company intends to nominate Morgan and Company for re-appointment as Auditor of the Company. Forms of Proxy given pursuant to the solicitation of the Management of the Company will, on any poll, be voted as directed and in the event of no direction, for the re-appointment of Morgan and Company at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

See "Remuneration of Management/Executive Compensation" for particulars of arrangements under which management functions of the Company are performed.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

President & Chief Executive Officer

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CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

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AUDITORS' REPORT

To the Shareholders
Cabo Mining Corp.

We have audited the consolidated balance sheets of Cabo Mining Corp. as at June 30, 2001 and 2000 and the consolidated statements of deferred exploration expenditures, loss and deficit, and cash flows for the years ended June 30, 2001 and 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis

Vancouver, Canada — "Morgan & Company"

October 23, 2001 — Chartered Accountants

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CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	JUNE 30 2001	JUNE 30 2000
ASSETS		
Current		
Cash	$ 2,696	$ 200,317
Goods and Services Tax recoverable	6,713	8,786
Prepaid expenses and advances	-	43,145
	9,409	252,248
Acquisition Advances (Note 8)	-	3,300,777
Mineral Properties (Note 3)	1,433,580	1,253,094
Deferred Exploration Expenditures	462,760	314,582
Exploration Advances	28,191	29,658
Capital Assets (Note 4)	5,990	7,728
	$ 1,939,930	$ 5,158,087
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 138,015	$ 21,982
Due to directors and related parties	67,139	31,920
	205,154	53,902
Loans Payable (Note 5)	2,564,452	-
Share Subscriptions Received (Note 5)	-	2,715,000
	2,769,606	2,768,902
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 6)	8,785,765	8,653,027
Deficit	(9,615,441)	(6,263,842)
	(829,676)	2,389,185
	$ 1,939,930	$ 5,158,087

Approved by the Board:

"John A. Versfelt" "David R. Robinson"

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CABO MINING CORP.

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENDITURES

	YEAR ENDED JUNE 30 2001	2000
Exploration Expenditures		
Annual rental fees	$ 544	$ 853
Assays and sample preparation	13,052	13,034
Contract fees		
- Project management and geologists	96,463	95,122
- Technical and engineering	544	18,638
- Equipment	3,365	-
Drilling	34,210	55,146
	148,178	182,793
Less: Properties Abandoned	-	(23,024)
	148,178	159,769
Deferred Exploration, Beginning Of Year	314,582	154,813
Deferred Exploration, End Of Year	$ 462,760	$ 314,582
Allocation of Deferred Exploration		
Cobalt Property, Ontario	$ 462,760	$ 314,582

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CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEAR ENDED JUNE 30 2001	2000
Expenses		
Administration	$ 73,400	$ 81,764
Amortization	1,738	2,274
Bank charges, interest and exchange	2,990	5,591
Communications	22,443	13,470
Consulting fees	72,828	4,812
Printing and sundry	9,855	8,640
Professional fees	102,453	97,841
Public relations	5,122	5,533
Regulatory	61,402	55,530
Rent	10,800	4,800
Secretarial services	20,026	33,032
Transfer agent and filing fees	19,207	21,594
Travel	66,637	19,950
Loss Before The Following	468,901	354,831
Other income	(7,749)	-
Terminated acquisition written off	2,890,447	-
Abandoned properties written off	-	71,527
Loss For The Year	3,351,599	426,358
Deficit, Beginning Of Year	6,263,842	5,837,484
Deficit, End Of Year	$ 9,615,441	$ 6,263,842
Loss Per Share	$ 0.22	$ 0.04

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CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED JUNE 30 2001	2000
Cash Flows From Operating Activities		
Loss for the year	$ (3,351,599)	$ (426,358)
Items not involving cash flows:		
Amortization	1,738	2,274
Abandoned properties written off	-	71,527
Terminated acquisition written off	2,890,447	-
	(459,414)	(352,557)
Changes in non-cash working capital items:		
GST recoverable	2,073	(542)
Prepaid expenses and advances	43,145	(7,119)
Accounts payable and accrued liabilities	116,033	(17,768)
Due to directors and related parties	35,219	5,392
	(262,944)	(372,594)
Cash Flows From Investing Activities		
Mineral properties	(85,248)	(335,500)
Exploration expenditures	(148,178)	(182,793)
Acquisition advances	(417,521)	(3,300,777)
Exploration advances	1,467	(29,658)
	(649,480)	(3,848,728)
Cash Flows From Financing Activities		
Shares issued for cash	37,500	1,699,905
Loans payable, net	677,303	2,715,000
	714,803	4,414,905
Increase (Decrease) In Cash	(197,621)	193,583
Cash, Beginning Of Year	200,317	6,734
Cash, End Of Year	$ 2,696	$ 200,317

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland; Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office Equipment	20%
Computer Equipment	30%
Field Equipment	20%

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair value approximates their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit.

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 6(c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over the exercise price.

j) Loss Per Share

Loss per share is based on the weighted average number of shares outstanding during the year.

3. MINERAL PROPERTIES

	2001	2000
A) Cobalt Properties, Cobalt, Ontario		
Consideration to date	$ 1,433,580	$ 1,253,094

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company has been granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (938,008 issued). The remaining common shares to be issued will be issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

3. MINERAL PROPERTIES (Continued)	2001	2000
Effective December 30, 1998 the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.		
On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company, 25,000 to be issued upon regulatory acceptance (issued) and the balance to be issued in 25,000 share increments (50,000 issued) for each $150,000 of exploration expenditures incurred by the Company on the Cobalt Property and contiguous properties.		
On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company upon regulatory acceptance (issued).		
During the year ended June 30, 2000, the Company has also acquired six additional unpatented and three patented mineral claims in the Cobalt area. The total acquisition cost for these additional properties is $44,144.		
	$ 1,433,580	$ 1,253,094

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

4. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office equipment	$ 1,076	$ 684	$ 392	$ 490
Computer equipment	3,913	2,572	1,341	1,917
Field equipment	8,313	4,056	4,257	5,321
	$ 13,302	$ 7,312	$ 5,990	$ 7,728

5. SHARE SUBSCRIPTIONS RECEIVED

The Company received $2,715,000 in year end June 30, 2000 and $689,303 in year end June 30, 2001 as advances for share subscriptions, and a further $65,260 as loans in the year end June 30, 2001 for a total of $3,469,563. The proposed $3,404,303 private placement subscriptions did not receive regulatory acceptance and, subsequently, these subscriptions were converted to loans which the Company was required to repay.

Of this debt, $905,111 was offset by the value of telecom equipment and telecom interests in joint ventures transferred to the lenders, leaving a balance of total loans of $2,564,452 at June 30, 2001. An amount of $2,491,710 will be settled by the issue of shares at a value of $0.15 per share subject to regulatory acceptance, and the remaining $72,742 is recorded as a loan payable.

6. SHARE CAPITAL

a) Authorized - 100,000,000 common shares without par value

b) Issued -

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	15,514,669	$ 8,653,027	6,857,832	$ 6,004,356
Issued during the year:				
For cash	120,000	37,500	7,590,889	1,852,005
For property	114,908	89,628	998,100	746,635
For finders fees	7,193	5,610	67,848	50,031
Total issued during the year	242,101	132,738	8,656,837	2,648,671
Balance, end of year	15,756,770	$ 8,785,765	15,514,669	$ 8,653,027

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

6. SHARE CAPITAL (Continued)

c) As at June 30, 2001, the following stock options were outstanding:

Number Of Shares	Exercise Price	Expiry Date
620,250	$1.00	May 6, 2004
75,000	$0.25	May 6, 2004

d) As at June 30, 2001, share purchase warrants were outstanding to purchase 20,000 common shares at $0.25 per share to August 19, 2001.

7. RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenses with related parties:

	2001	2000
Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 193,074**	$ 195,197

8. TERMINATED ACQUISITION

By an agreement dated November 18, 1999, the Company was to acquire all the issued and outstanding common shares of Digital Network Services, Inc. (DNS), a Florida, USA company, by the issuance of 2,381,280 common shares of the Company, subject to regulatory acceptance.

By an agreement dated April 30, 2000, as amended August 20, 2000, the Company entered into a loan agreement with DNS to lend DNS US$2,450,650 for a term of one year. The loan was unsecured. Up to June 30, 2001, an amount of CND$3,795,558 had been advanced by the Company. This had been expended by DNS primarily for joint venture start up costs, and for capital equipment and working capital.

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CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND 2000

8. TERMINATED ACQUISITION (Continued)

On May 8, 2001, the Company, DNS and the shareholders of DNS executed a Termination and Mutual Release Agreement terminating the acquisition agreement dated November 18, 1999 and the loan agreement dated April 30, 2000 (amended August 20, 2000) with DNS and granted, each party to the other, a full release under those agreements.

On the termination of these agreements and the Company's exit from the telecommunications ventures, the Company recovered $905,111 from the disposition of telecommunications equipment and telecom interests in joint ventures, and wrote off the balance of $2,890,447.

9. SUBSEQUENT EVENTS

Subsequent to June 30, 2001:

a) The Company entered into debt settlement agreements with creditors who had advanced funds for private placements and as loans. These advances of $2,495,910 will be settled by the issue of 16,639,402 common shares at $0.15 per share, subject to regulatory acceptance.

b) The Company entered into debt settlement agreements with creditors to settle outstanding accounts payable and amounts due to related parties totalling $230,933 by the issue of 1,539,552 common shares at a price of $0.15 per share, subject to regulatory acceptance.

#82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604)681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**June 30, 2001**
DATE OF REPORT	November 14, 2001

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	John A. Versfelt	2001/11/14
"David Robinson"	David Robinson	2001/11/14

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CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION JUNE 30, 2001

1. Analysis of expenses and deferred costs:

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Costs of $1,433,580 are the total costs for the Cobalt Ontario properties.

2. Related party transactions:

The Company was invoiced $193,074 for project management, paralegal, office administration and rent, secretarial, accounting, travel and other services by directors and by companies controlled by directors, during the year ended June 30, 2001.

3. Summary of securities issued and options granted during the year to date

a) Securities issued:

Date	Type	Issue	Number	Price	Proceeds	Consideration
Sept 13/00	Common	Prop. Payment	89,908	$0.78	$ 70,127	Property
Sept 13/00	Common	Prop. Payment	7,193	$0.78	5,611	Finder's fee
Sept 22/00	Common	Ex. Options	10,000	$1.00	10,000	Cash
Various	Common	Ex. Options	110,000	$0.25	27,500	Cash
Oct 6/00	Common	Prop. Payment	25,000	$0.78	19,500	Property
Total			**242,101**		**$ 132,738**	

b) Options granted: Options to buy 300,000 shares at $1.00 per share were granted to American Resource Management Consultants Inc., a company controlled by a director, John A. Versfelt, August 10, 2000; these options expire May 6, 2004. Options to buy 50,000 shares at $1.10 were granted October 6, 2000 to an investor relations service and subsequently cancelled October 31, 2000. Options to buy 211,000 shares at $0.25 per share and options to buy 352,250 shares at $1.00 per share and options to buy 75,000 shares at $1.18 per share have expired as a result of the resignations of J. Decker, L. Wolbaum and S. Feinerman , directors and the cancellation of the employee/director options on the termination of the acquisition of Digital Network Services Inc. in May, 2001. Subsequent to June 30, 2001, options to buy 72,500 shares at $0.25 per share and 64,250 at $1.00 per share have expired as a result of a director, Paul A. Dumas, resigning October 26, 2001.

#82-(401)

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 15,756,770 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 620,250* options at $1.00 per share until May 6, 2004.
75,000** options at $0.25 per share until May 6, 2004.

*64,250 expired subsequent to June 30, 2001
**72,500 expired subsequent to June 30, 2001

Warrants: 20,000 warrants to purchase 20,000 shares at a price of $0.25 to August 19, 2001(expired August 19, 2001).

(c) Shares in escrow: Nil.

5. Names of directors and officers as at November 14, 2001:

Directors: John A. Versfelt, Julio C. Benedetti, David Robinson

Officers: John A. Versfelt, President and CEO
D. Alexander Caldwell, Secretary

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CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
JUNE 30, 2001

Having terminated its agreements with Digital Network Services Inc. in May, 2001 and exiting from the telecommunication ventures, the Company refocused one hundred percent of its efforts on its reorganization, and mineral exploration and development of the Company's Cobalt, Ontario Property. In the early Spring 2001, the Company carried out a reconnaissance diamond drilling program of approximately 518 metres in the New Lake Area of the Property to test for volcanogenic massive sulphide mineralization. While the results were not economic, the assays show highly anomalous values of copper, lead, zinc and silver. In addition, during the Summer of 2001, alluvial sampling work took place in the Schuman Lake Area and the Pan Lake Area of the Property followed up by a limited mechanical stripping program. These programs identified kimberlite and lamprophyre dyke zones that require further work. Samples from both areas contain elevated quantities of kimberlite indicator minerals. In the Pan Lake Area, parties holding an adjacent property announced a microchip diamond discovery in the lamprophyre dyke system. This discovery is significant in that it confirms a diamond occurrence in a lamprophyric environment on the border between the Company's claims and the neighbouring property. Cumulative exploration expenses on the Cobalt, Ontario Property are $462,760, and cumulative property costs are $1,433,580 through June 30, 2001. A further $25,914 in exploration expenses, and $34,545 in property costs have been incurred for the four months to October 31, 2001 on the Property.

The Company has now completed the termination of it's telecommunication operations. The write off of the related loan to DNS has increased the loss for the year by $2,890,447 to $3,351,599, after recovering $905,111 from the disposition of telecommunications equipment.

Because the Company has terminated the DNS acquisition, the private placements announced in March and September, 2000, cannot be accepted by the Canadian Venture Exchange (the "Exchange") as private placements; therefore these funds have been converted to loans payable. Consequently, the private placees have become creditors of the Company. At an extraordinary shareholders meeting on July 13, 2001 the Company's shareholders approved the issuance of shares for these and other trade creditors debts. In August, 2001, the Company completed Debt Settlement Agreements with these creditors, as well as its trade creditors, and the proposed transactions have been conditionally accepted by the Exchange with final acceptance being subject to the Exchange accepting additional Company information requested by them and filed on October 31, 2001. The actual number of shares to be issued under these agreements will be 18,178,954.

The parties to the Debt Settlement Agreements further agreed to amend these agreements September 5, 2001, by accepting a pooling provision restricting the issuance of their shares to equal quarterly releases commencing the later of four months from the closing of the public financing or the resumption in trading of the Company's shares. This amendment was sought by the Company in response to a conditional offer from Canaccord Capital

#82-1401

Corporation ("Canaccord") of a $495,000 "commercially reasonable efforts" financing received by the Company on August 10, 2001. The proposed financing contemplates 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 cents per unit, with each unit consisting of one (1) share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two (2) years. The placement is subject to acceptance by the Exchange of the Company's application for a resumption of trading in the Company's shares on the facility of the Exchange.

These events were preceded by termination of a sponsor agreement between the Company and Global Securities Corporation and by a finders fee agreement with Mr. Michael Rahtjen, with respect to $2,105,100 of funds received by the Company initially as private placements and then converted to the loans referred to above. The finders fee agreement valued at $137,755 is payable by the issuance of 918,367 shares and is subject to Exchange acceptance of the Debt Settlement Agreements.

The Company is also in the process of finalizing a six-party, non-brokered private placement to provide the Company with $190,000 of exploration and working capital financing. This placement, which is subject to Exchange approval and a resumption of trading in the Company's shares, will be done at $0.15 per unit. Each unit is comprised of one (1) share and one (1) warrant allowing the holder to purchase an additional share within two (2) years at $0.15 per share in the first year and at $0.18 per share in the second year.

During the past quarter, general and administration expenditures were reduced by 33% compared to the previous quarter, as the Company refocused its efforts on the mineral exploration operations. Exploration expenditures on the Cobalt Property, Ontario were $49,481 for the quarter, an increase of $25,780 over the previous quarter. Below are tabled major components of these changes in expenditure levels, compared to the previous quarter.

	Current Quarter To June 30/01		Previous Quarter to March 31/01	
	Quarter	Y T D	Quarter	Y T D
Administration fees	11,425	73,400	15,350	61,975
Consulting fees	-	72,828	9,554	72,828
Professional fees	10,172	102,453	26,864	92,281
Regulatory(Paralegal)	9,994	61,402	3,860	51,408
Proj Mgmt/Geologist	34,835	96,463	-	61,628
Drilling	11,487	34,210	21,223	22,723

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John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general and project management , administration and secretarial, accounting, paralegal services, office facilities and other services to the Company. For the current quarter ARMC billed $28,647 for these services. Management has been providing working capital as loans for general operations. The amount due to Management at June 30,2001 is $67,139 an increase of $27,652 from the previous quarter.

During the past quarter management completed negotiations with investors and creditors for shares for debt agreements and continued the paralegal efforts to complete the related agreements and the Exchange filing thereof. Administration fees were reduced by $3,925 and paralegal expenses increased by $6,134 for the quarter. Consulting fees and professional fees were cut back by $26,246 compared to the previous quarter, as the Company's efforts were focused on its reorganization and mineral exploration, and discontinued the very expensive telecommunications change of business effort.

An increase in exploration activity carried out by the Company's geologist - sampling, mapping and stripping, resulted in expenditures of $34,835 for this item, during the quarter. Drilling activity during the quarter cost $11,487, a reduction of $9,736 compared to the previous quarter.

There were no expenditures for investor relations activities during the quarter. No material contracts were entered into during the past quarter, and there were no legal proceedings or contingent liabilities incurred.